Exhibit 99.1

OPTI CANADA INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of OPTI Canada Inc. (the "Corporation") held on April 28, 2009 in Calgary, Alberta:

Outcome of Vote

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the directors of the Corporation
Carried

Fixing the number of directors to be elected at Six (6)	Carried

	For:	Withheld:

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders:

IAN DELANEY	74,853,647	2,378,431

CHARLES L. DUNLAP	67,134,639	10,097,439

EDYTHE (DEE) MARCOUX	77,157,138	74,940

CHRISTOPHER SLUBICKI	76,942,869	289,209

JAMES M. STANFORD	77,070,964	161,114

BRUCE WATERMAN	77,057,836	174,242

On the extension of the Corporation’s Shareholder Rights Plan as set forth in the Proxy Circular	Carried